Mail Stop 4561
Via fax (715) 424-3414

August 27, 2009

Terrance D. Paul
Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, WI 54495

> **Re: Renaissance Learning, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 0-22187**

Dear Mr. Paul:

We have reviewed your response letter dated July 31, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 8, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page 32

1. We note your response to prior comment 10 where you indicate that for income statement presentation purposes the Company allocates revenues from bundled arrangements between product revenue and service revenue based on VSOE of fair value for each component of such sales. With regards to the information provided in your response, please explain further the following:

    - Please describe the various elements included in your bundled subscription arrangements (i.e. subscription licenses, hosting services, consulting services, etc.). Also, further explain your methodology for establishing VSOE of fair value for each element. In this regard, please confirm that the Company has separate sales for each of these elements and if so, describe the process you use to evaluate the various factors that effect your VSOE. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value pursuant to paragraph 10 of SOP 97-2. Also, tell us how you considered revising your revenue recognition policy footnote to address your accounting for multiple element arrangements, as applicable.

- To the extent that the Company is unable to establish VSOE of fair value for each element pursuant to SOP 97-2 for revenue recognition purposes, then please explain further the methodology used to establish fair value in order to allocate your subscription arrangements amongst products and services for income statement presentation purposes.

- With regards to the arrangements for which revenue is recognized using the percentage of completion method of accounting, please explain further how you determine the fair value of the services provided in these arrangements. For instance, if you use the rates charged for other services in order to establish the fair value of services provided in your SOP 81-1 contracts then explain further how you determined that the rates for services that result in significant modification or customization of the software are similar to the rates that would be charged when the services do not result in significant modification or customization of the software. In this regard, tell us how you determined that using the fair value of other services is a proper surrogate for allocating your SOP 81-1 arrangements for purposes of income statement presentation.

- Please revise your proposed disclosures to more clearly explain the income statement allocation methodologies used for each type of bundled arrangement (subscription and SOP 81-1) to address the Staff's comments herein.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed March 11, 2009)

Executive Compensation

Compensation Discussion and Analysis, page 11

2. We refer to your response to our prior comment 15 and note your statement that while you have a number of vice presidents, other than your four named executive officers, that are in charge of business units or functions, you chose not to include disclosure regarding those officers due to the nature of their responsibilities. Please confirm that you considered the definition of "executive officer" contained in Rule 3b-7 in providing your response to our prior comment 15.

Annual Cash Incentive Bonus, page 14

3.   We refer to your response to our prior comment 18 and note your proposed disclosure for future filings where you state that the revenue and operating income growth factor ranges from 0 to 50%, generally in 5 percent increments. Please consider including the tabular disclosure in your response in future filings

Long-Term Equity Based Compensation Awards, page 15

4.   We note your response to our prior comment 19. Specifically, we note your statement that the grants awarded were approved based upon your compensation committee's review of specific personal and company performance factors. Please confirm that in future applicable filings, whenever your compensation committee considers the individual performance of your named executive officers and/or company performance as a basis for determining the amount of any element of executive compensation, the specific elements of individual and corporate performance will be described. See Items 402(b)(2)(v) through (vii) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 and Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief